Name of Registrant:
Franklin U.S. Government Money Fund

File No. 811-02605

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

I. The Board of Trustees of Franklin U.S. Government Money Fund (the "Trust"), on behalf of Franklin U.S. Government Money Fund (the "Fund"), a series of the Trust, called a Special Meeting of Shareholders of the Fund (the "Meeting"), and was held at the offices of Franklin Templeton Investments, One Franklin Parkway, San Mateo, California 94403-1906 on October 30, 2017, adjourned on December 15, 2017 and again on December 29, 2017 at 10:00 a.m., Pacific time.

During the Meeting, shareholders of the Fund voted on the following
Proposals:

1.	To elect a Board of Trustees of the Trust.
2.	To approve an amended fundamental investment restriction regarding investments in commodities.

The results of the voting at the Special Shareholder Meeting are as follows:

Proposal 1.  The election of Board of Trustees for the Trust:





For	% Voted For	% For of Outstanding Shares
Withhold	% Voted Withhold	% Withhold of Outstanding
Shares
Harris J. Ashton	1,804,149,197	97.47%	77.66%	46,741,834	2.53%	2.01%
Terrence J. Checki	1,804,281,659	97.48%	77.67%	46,609,372	2.52%	2.01%
Mary C. Choksi	1,804,809,799	97.51%	77.69%	46,081,232	2.49%	1.98%
Edith E. Holiday	1,804,820,498	97.51%	77.69%	46,070,532	2.49%	1.98%
Gregory E. Johnson	1,805,180,731	97.53%	77.70%	45,710,300	2.47%	1.97%
Rupert H. Johnson, Jr.	1,804,594,128	97.50%	77.68%	46,296,902	2.50%	1.99%
J. Michael Luttig	1,805,835,723	97.57%	77.73%	45,055,308	2.43%	1.94%
Larry D. Thompson	1,805,016,990	97.52%	77.70%	45,874,040	2.48%	1.97%
John B. Wilson	1,805,750,248	97.56%	77.73%	45,140,783	2.44%	1.94%


Proposal 2. To approve an amended fundamental investment restriction regarding investments in commodities.



For	% Voted For	% For of Outstanding Shares
Against	% Voted Against	Abstain	% Voted Abstain	Broker Non-Vote	% Broker
 Non-Vote Passed (Y or N)
1,351,719,693	73.03%	58.19%	37,001,337	2.00%	38,336,596 2.07%
 423,833,404 22.90% Y